Exhibit 99.2

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of
NI 45-102 Resale of Securities

Reporting issuer

1.	Name of reporting issuer: Pacific Therapeutics Ltd.

Selling security holder

2.	Your name:

Howe and Bay Financial Corp.

3.	The offices or positions you hold in the reporting issuer:
N/A

4.	Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?
No.

5.	Number and class of securities of the reporting issuer you beneficially own:
2,499,999

Distribution

6.	Number and class of securities you propose to sell:
Up to 1,500,000 common shares

7.	Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

The securities will be sold privately or publicly, either on or off the facilities of the Canadian Securities Exchange.

Warning
It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate
I certify that

(1)	I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and
(2)	the information given in this form is true and complete.

Date: August 24, 2016	/s/ “Howe and Bay Financial Corp.”
Selling security holder

/s/ “Dan Terret”
Authorized Signatory